Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 09, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 09, 2008, entitled "Capital Markets Day: Value capture and growth".

Capital Markets Day: Value capture and growth

StatoilHydro (OSE: STL, NYSE: STO) today, 9 January, announces guiding for value capture and growth from 2008 – 2012.

At its first Capital Markets Day since the merger of Statoil with Hydro’s oil and energy business, the group forecasts production growth and higher synergies from the merger than previously estimated.

“StatoilHydro will use its combined capacity and competence to continue growth and value creation. We will grow our equity oil and gas production from 1.9 million barrels of oil equivalents per day (boepd) in 2008 to 2.2 million boepd in 2012,” says chief executive Helge Lund.

“Our roadmap to 2012 should be seen as part of a bigger journey; the transforming of StatoilHydro into a global energy player,” says Mr Lund.

StatoilHydro foresees an increase both in Norwegian continental shelf (NCS) production levels and from its international upstream portfolio. NCS production is estimated at around 1.5 million boepd for the next ten years, reaching 1.55 million boepd in 2012. International equity production is estimated to grow to 0.65 million boepd in 2012.

“Through the merger, we have gained a stronger global portfolio and a better position for future growth and value capture. Our financial and organisational capacity is enhanced, we access more competence and technology, and we have strengthened the group’s ability to mature projects and pursue business opportunities,” says Mr Lund.

StatoilHydro now estimates annual synergies from the merger at around 6 billion NOK before tax, 2 billion NOK higher than previously estimated.

“We have delivered strong results on the strategic positioning of the group over the last three years. Our strategic direction therefore remains firm. We will realise the full potential of the NCS while growing our international production. However we have not delivered fully on our short term production targets, and will subsequently strengthen our focus on short term deliveries and improved operational performance,” says Helge Lund.

Mr Lund maintains that an extensive exploration programme will be upheld as StatoilHydro’s preferred vehicle for long term growth. Technological innovation in defined areas where the company has a competitive edge will be used as a business enabler.

StatoilHydro’s position as a major supplier of natural gas and the integration between upstream and downstream to create value will be continued.

The group will approach the climate challenge with technology and industrial solutions, and develop a stronger position in the field of new energy, primarily focused on energy efficiency, carbon capture and storage, biofuels and offshore wind.

“The full value of the merger will be captured, and we are committed to realising the synergies. Good operational performance and visible growth, paired with a continuation of our dividend policy, will underpin a competitive shareholder return in the years to come,” says Mr Lund.

PRODUCTION: StatoilHydro will grow equity production from 1.9 million boepd in 2008 to 2.2 million boepd by 2012:

• On the NCS, equity production will increase from around 1.4 million boepd in 2008 to 1.55 million boepd in 2012.

• StatoilHydro aims at maintaining an NCS equity production level of around 1.5 million boepd for the next ten years.

• International equity production will continue to grow from the current level of around 0,5 million boepd to 0,65 million boepd in 2012.

StatoilHydro has chosen to use equity production to illustrate its growth ambition, since this is the only figure that makes production volumes comparable in physical, operational and financial terms.

In 2012, the group expects 75% of its international production to be subject to various types of production sharing agreements (PSA). High oil prices increase the profitability and speed of cost recovery, but they also increase taxation in kind and reduce the volumes entitled to StatoilHydro. At an oil price of USD 75 per barrel, PSAs are assumed to have an effect on entitlement production of around 150,000 boepd in 2008 and 240,000 boepd in 2012.

SYNERGIES: The merger has increased the group’s capabilities in most areas and thus serves to further strengthen competitiveness.

The merger between Statoil and Hydro’s oil and energy business was a forceful response to the challenges in the oil and gas industry. Through the merger, the group has enhanced financial and organisational capacity, gained access to more expertise and technology, and is developing a stronger global presence with a better global portfolio.

• The merger will deliver around NOK 6 billion in synergies annually before tax. This is related to StatoilHydro’s share. The gross benefit at StatoilHydro operated fields and facilities is estimated to be around NOK 12 billion annually.

• Annual synergies will amount to NOK 2 billion more than earlier communicated and thereby confirm the value capture potential of the merger.

• Some one-off, upfront restructuring costs will be incurred in order to realise these synergies. An after-tax estimate of these costs is 3 – 4 billion NOK.

• Full realisation of the synergies to be achieved within 3 – 4 years.

CAPEX: StatoilHydro estimates a capital expenditure (CAPEX) in 2008 of approximately NOK 75 billion and approximately NOK 80 billion in 2009. This is based on an assumption of 6 NOK/USD. Approximately 50% of the increase from 2007 is related to higher activity levels for sustaining existing production and supporting the group’s growth ambition, while the remaining is due to cost inflation, combined with gradually increasing project complexity.

RETURN ON AVERAGE CAPITAL EMPLOYED (RoACE): This metric is useful for balancing growth and returns, especially in today’s climate with high commodity prices, tight supplies and industry cost pressure. The group is committed to delivering a competitive RoACE when compared with its industry peer group.

DIVIDEND: StatoilHydro operates a firm financial policy intended to provide investors with a predictable direct yield on their ownership. It is intended to continue Statoil’s dividend policy by:

• returning an average of 45 – 50 per cent of net income directly to shareholders

• delivering a growing ordinary dividend each year

• employing share buy-backs as an integral part of the dividend policy

In recent years the company has delivered a total shareholder return that is highly competitive when measured against its peers. The average capital distribution since 2001 is 48 per cent of net income. The dividend policy will be combined with a strategy for reinvesting in profitable growth while retaining adequate financial flexibility.

EXPLORATION: StatoilHydro intends to achieve long term growth from a strong resource base with significant exploration activities worldwide. This year’s exploration programme represents an all time high for the new company, amounting to around NOK 18 billion, based on around 70 wells, split approximately 50/50 between NCS and internationally.

On the NCS most of the drilling activity will take place in mature areas, but there will also be frontier exploration in the Barents and Norwegian seas. Internationally, the most important wells will be in the US Gulf of Mexico, Brazil, Nigeria and Azerbaijan.

Drilling rigs have been secured for the entire 2008 drilling programme.

StatoilHydro’s presentations at the Capital Markets Day can be downloaded from the website www.statoilhydro.com/ir. The presentations can be seen and heard via webcast from the group’s website from 10.00 CET. The webcast will also be available on the website after the meeting.

Contacts:

Investor relations:

Lars Troen Sørensen, senior vice president for investor relations,

+ 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president, US investor relations,

+ 1 203 978 6950

Media:

Ola Morten Aanestad, vice president for media relations,

+ 47 48 08 02 12 (mobile), + 47 51 99 13 77 (office)

Kai Nielsen, public affairs manager, + 44 7824326893

Disclaimer

Forward-Looking Statements

This presentation contains certain forward-looking statements that involve risks and uncertainties. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. All statements other than statements of historical facts, including, among others, statements such as those regarding our future targeted financial position; return on capital employed; oil and gas production forecasts; reserve information; reserve recovery factors; plans for future development and operation of projects; estimates of capital expenditures and our expected exploration and development activities and plans; exploration expenditures; finding and development and production costs; expected start-up dates for projects; expected synergies resulting from the merger of Statoil ASA and the oil and gas assets of Norsk Hydro ASA; HSE goals and objectives of management for future operations are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in Item 3-Key Information in our Annual Report on Form 20-F/A filed with the US Securities and Exchange Commission, which can be found our website at www.statoilhydro.com.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the ability of Statoil to successfully integrate the oil and gas assets of Norsk Hydro ASA and the realization of expected synergies and cost savings from the merger; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions; and other factors discussed in our Annual Report on Form 20-F/A.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this presentation, either to conform them to actual results or to changes in our expectations.

Oil and Gas Reserves

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as probable reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 20-F/A, File No. 1-15200, available on our website at www.statoilhydro.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

STATOILHYDRO ASA (Registrant)
Dated: January 09, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer